ERSTE

ERSTE GROUP
BANK AG

Graben 21
1010 Vienna
Phone: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Head Office Vienna
Commercial Court Vienna
FN 33209 m
DVR 0031313, Bank Code 20100

FAX-ÜBERMITTLUNG/TRANSMISSION

082-05066

2009 APR -7 P 2:40

Absender / From:

Datum/date: 03-APR-2009

Mitarbeiter/attn.: Jammalova Marketa 0397 EH
Abteilung/department: 0397
Telefon/phone: +43 (0)5 0100 - 17795
Fax: +43 (0)5 0100 9 - 17795
E-Mail: Marketa.Jammalova@erstegroup.com

[redacted]

09045800

Empfänger / To:

Mitarbeiter/attn.:
Fax: 0012027729207

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Nachricht/Message: Annual Report 2008 Erste Group Bank AG

Erste Bank Der Oesterreichischen

SUPPL

Absender/From		**Empfänger/To**	
Firma	**Erste Group Bank AG**	Firma	**SEC Headquarters**
Abteilung/Firma dept.	**Group Investor Relations**	Abteilung/Firma dept.	**International Corporate Finance Division**
Mitarbeiter/ attn.		Mitarbeiter/ attn.	**Paul Dudek** **Chief Officer of International Corporate Finance**
Telefon	**+43 (0)5 0100 - 13036**	Fax	**001 202 772 9207**
Fax	**+43 (0)5 0100 - 913036**		
E-Mail	**investor.relations@erstegroup.com**		

Sie erhalten
Transmission consists of

Seite(n) einschließlich dieser.
page(s) including this.

Nachricht/Message
„Rule 12g3-2 promulgated under the Securities Exchange Act 1934,

dlw 4/8

paragraph (b)(1)(i)"

Dear Madam/Sir,

We would like to inform you that our audited 2008 Annual Results according to International Financial Reporting Standards have been published, confirming our preliminary results for 2008 announced on 27 February 2009.

The full Annual Report is from today available on our website at www.erstegroup.com/ir.

Best regards,
Group Investor Relations

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir